Form C

Cover Page

Name of issuer:

Perrone Robotics, Inc.

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: DE

Date of organization: 12/11/2003

Physical address of issuer:

5625 The Square
Crozet VA 22932

Website of issuer:

http://www.perronerobotics.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

250,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $250,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$250,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

3/25/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

10

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$220,963.00	$490,787.00
Cash & Cash Equivalents:	$44,607.00	$223,419.00
Accounts Receivable:	$5,448.00	$35,846.00
Short-term Debt:	$481,927.00	$365,615.00
Long-term Debt:	$29,298.00	$18,511.00
Revenues/Sales:	$1,855,453.00	$3,049,430.00
Cost of Goods Sold:	$87,851.86	$192,303.38
Taxes Paid:	$24,239.99	$17,197.08
Net Income:	($427,821.00)	($535,948.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Perrone Robotics, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Nolan Bushnell	CEO	Stealth Mode	2017
Paul Perrone	CEO	Perrone Robotics, Inc.	2003

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Reida Jane Perrone	Secretary	2003
Reida Jane Perrone	Treasurer	2003
Paul Perrone	President	2003
Paul Perrone	CEO	2003

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Paul and Reida Perrone	9800000.0 Common	71.22

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the

accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The autonomous vehicle industry is an emerging industry without an established market for goods and services, and well-funded companies could compete with Perrone Robotics in the more targeted application space we are pursuing. We also face competition from other well-funded companies in the autonomous trucking segment of the industry and adjacent industries for the current and follow-on projects for our current and prospective customers for whom we are developing, or hope to develop, autonomous vehicles.

The company's technology for autonomous vehicles may not be at the stage or ever be at the stage for commercial deployments, and it may encounter technological issues that may delay or hinder such deployments. Technology infrastructure developments (including the availability and reliability of high-bandwidth telecommunications networks) could materially impact the Company's prospects for generating revenue through commercials sales/licensing of its products and services.

The safety and regulatory regime for autonomous vehicles is still under consideration and development by regulators all over the world, and new regulations, including safety certification requirements, could materially increase the company's costs of development and commercialization of its products and services.

The impacts associated with the COVID-19 pandemic may materially impact our Company in several ways such as: (i) making it more difficult for our personnel to collaborate efficiently, (ii) lengthen the period of time it takes to attract and close equity financing rounds with investors, (iii) slow the provision and supply of products and services to customers, and (iv) force the Company to limit on-site visits and demos to prospective customers, thereby lengthening the sales cycle. Should one or more of our key personnel be incapacitated for a substantial period of time because of a COVID-19 infection, it could materially impact our development timelines for our products.

There have been substantial increases in the patent filings of major players in the autonomous vehicle industry, and there is a risk that we could be forced to license patents and other intellectual property from their owners at royalty rates that are not sustainable for the Company. If a license cannot be obtained on terms favorable to the Company, the Company may also face lawsuits from patent owners that could hinder or prevent the Company from commercializing its products and services.

We have incurred losses in prior years, and, despite our projects with major customers, we could still be subject to losses in the future.

The risk of accidents and other unforeseen events exists in the autonomous vehicle industry. Should the Company's vehicles be involved in a crash, the Company could be faced with lawsuits that could involve substantial sums for damages that may not be covered by insurance. Such lawsuits could tarnish the Company's reputation and the substantial damages from such lawsuits may pose an existential threat to the Company.

The insurance market for autonomous vehicles is still in its early stages, and there is a possibility that the premiums charged by the insurers for the Company's commercial deployments and operations would be so high as to be unsustainable for the Company at this stage of its growth.

The Company is currently pursuing efforts to raise equity financing through a Series B financing (directed at venture capitalists and strategic investors). The Company may forgo this Series B pursuit and pursue a Regulation A round of financing if the Regulation CF round of funding proves successful. The Company is also currently pursuing efforts to raise SAFE equity financing directed at high net worth individuals. Those other financings, if consummated, will likely be on terms more favorable to those offered through the Regulation CF financing. If the Company needs more capital in the future and sells stock to raise that capital, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise. In addition, they might buy our securities at a lower price than they are being sold in this offering, diluting your ownership.

The Company, as a lever to manage cash flow and for other reasons, has on occasion furloughed personnel, terminated employment of personnel, and deferred payroll for the Founder/CEO. The Company retains the Founder/CEO, its project and office management staff, its engineering management and technical leadership, its engineering and technical personnel and consultants, and its outside services support. Following any furloughs or terminations, the Company may have difficulty in sustaining its desired operational service level, delivering products and services, and growing.

We have a limited operating history and may be unable to achieve or sustain profitability or accurately predict our future results.

The Company has current customers upon which the Company relies upon for revenue. Furthermore, our successful delivery of products and services to these customers is critical for the Company's continued success, additional revenue opportunities with these customers, generation of awareness of the Company's offerings, additional sales, and for growth of the Company. Our growth is dependent on our ability to retain existing customers and secure additional revenue from existing customers. Curtailed, non-renewed, or terminated contracts could harm our future operating results.

The Company's plans rely upon generation of future sales with customers who buy products and services from the Company. Future revenue and operations of the Company is dependent on success of these future sales. Our growth is dependent on our ability to acquire additional customers and secure additional revenue from these customers. Failure to maintain and expand our sales organization may negatively impact our revenue growth.

The Company from time to time pursues grants and loans to maintain operations of the Company. Failure to secure grants and loans may impact the Company's ability to grow and sustain operations.

The Company hires employees and consultants to provide engineering work, operational services, management, sales/marketing services, and other services that keep the Company operating and growing. Failure to retain or hire such personnel may negatively impact the Company's ability to deliver products and services to customers, operate, and grow. Furthermore, any conflicts that could arise with former employees and consultants may adversely impact the Company's operations and growth.

The Company engages vendors to provide products and services used by the Company for operations and in the Company's products and services to customers. Failure to obtain delivery of vendor products and services in a timely manner may negatively impact the Company's ability to deliver products and services to its customers, operate, and grow. Furthermore, any conflicts that could arise with vendors may adversely impact the Company's operations and growth.

Even if this Offering is completely subscribed, we expect to need more capital in the future, to fund new product development, expand our operations, buy property and equipment, hire new team members, market our products and services, pay overhead and general administrative expenses, and/or or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

The United States economy, impacts related to the COVID-19 virus, civil unrest, supply chain issues, international conflict, natural disasters, and other factors external and environmental to the Company all may materially affect the Company's ability to grow and sustain operations. Adverse economic conditions may reduce our customers' ability to spend money on our products and services, or our customers may otherwise choose to reduce their spending on such products and services, which may adversely impact our business.

If the market for autonomous vehicles develops more slowly than we expect, or declines, our business could be adversely affected.

If we fail to manage our growth effectively, we may be unable to execute our business plan and maintain high levels of customer satisfaction.

Any failure to offer high-quality customer service may adversely affect our relationships with our customers and our financial results.

We have formed and expect to continue to form partnerships as an important component of our growth strategy. We may not be able to identify suitable partners or form partnerships on acceptable terms, or we may be unable to successfully integrate with partners, which could disrupt our operations and adversely impact our growth.

Because we sometimes recognize revenue from our customers over the terms of their agreements but sometimes incur costs associated with generating such agreements in advance, rapid growth in our customer base may increase our losses in the short-term.

We sometimes recognize revenue from customers over the term of the related agreement; therefore, downturns or upturns in our business may not be immediately reflected in our operating results.

License revenue is unpredictable and a material increase or decrease in license revenue from period to period can produce substantial variation in the total revenue and earnings we recognize in a given period.

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of investors, which could cause our value to decline and you may lose part or all of your investment.

Mergers and acquisitions are unpredictable and the ability of our Company to merge with another company or to be acquired at reasonable price or at all is not guaranteed. Thus, if the Company is not able to merge with another company or be acquired you may lose part or all of your investment.

We may need financing in the future, and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders. We may seek to renegotiate or refinance any loan and security agreements, and we may be unable to do so on acceptable terms or at all.

Any loan agreements may contain operating and financial covenants that may restrict our business and financing activities.

If we are unable to increase market awareness of our company and our products and services, our revenue may not continue to grow, or may decline.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

Mergers of, or other strategic transactions by, our competitors could weaken our competitive position or reduce our revenue.

Our growth and long-term success depends in part on our ability to expand our national and international sales and operations.

Fluctuations in the exchange rate of foreign currencies could result in losses on currency transactions.

Our sales cycles can be lengthy and variable, which may adversely impact our operations and growth.

We have a limited history with our pricing models and, as a result, we may be forced to change the prices we charge for our products and services or the pricing models upon which they are based.

Any disruption of service at the offices and facilities that house our personnel and operations could harm our business. Security breaches may harm our business.

Our success depends on our ability to adapt to technological change and continue to innovate.

We rely on third-party software and hardware that is required for the development and deployment of our products, which may be difficult to obtain or which could cause errors or failures of our products.

If our products contain serious errors or defects we may lose revenue and market acceptance and we may incur costs to defend or settle product liability claims.

If we fail to integrate our products with other products and competitive or adjacent offerings that are developed by others, or fail to make our products available in original equipment manufactured systems, our products may become less marketable, less competitive or obsolete and our operating results could be harmed.

If we fail to develop and maintain relationships with third parties, our business may be harmed.

Any use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.

Certain of our operating results and financial metrics are difficult to predict as a result of seasonality and economic conditions.

We could incur substantial costs as a result of any claim of infringement of another party's intellectual property rights. We could incur substantial costs in protecting our intellectual property from infringement, and any failure to protect our intellectual property could impair our business. Our success and ability to compete depend in part upon our intellectual property.

Unanticipated changes in our effective tax rate or challenges by tax authorities could harm our future results. Our ability to use our net operating loss carry forwards and certain other tax attributes may be limited.

Changes in laws, regulations, or insurance requirements related to autonomy may diminish the demand for our products.

Safety and security concerns and laws or other domestic or foreign regulations may reduce the effectiveness of our products and adversely affect our business.

We may be subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and our valuation may be negatively affected.

We may incur increased costs and demands upon management as a result of complying with laws and regulations, which could harm our operating results.

If the media does not publish, or ceases publishing, information about us, our business or our market, if they publish negative evaluations of our Company, or if we fail to meet the expectations of analysts, our Company value and opportunities could decline.

As the owner of a SAFE, you will have no voting rights. Even after your SAFE is converted into stock, your voting rights will be inconsequential.

Because we do not expect to pay any dividends for the foreseeable future, investors may never receive a return on their investment.

Our management will have broad discretion over the use of the proceeds we receive from this offering and might not apply the proceeds in ways that increase the value of your investment.

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying our SAFE is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive distributions and you might lose some or all of your money.

The Company has sold preferred stock in the past. The holders of the preferred stock have the right to receive distributions before the holders of the common stock in the event the company is liquidated, and also enjoy certain other benefits typically associated with preferred stock. If the Company issues common stock in a subsequent offering, then the SAFE you buy in this Offering may convert into common stock, not preferred stock. In that case your rights would be subordinate to the rights of current investors.

Although the Company carries insurance against a number of risks, it is possible that we have not identified all the risks or that the amount of insurance we are carrying is inadequate. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur a significant, uninsured loss.

Regulation CF does not require us to provide prospective investors with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). You might make a different investment decision if you had more information.

Our organizational documents limit the liability of management, making it difficult or impossible for investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the company, even if they make decisions you believe are plainly wrong.

In many ways your interests and the interests of our management team will coincide: everyone wants the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: 1) You might want the company to distribute money, while the company might prefer to reinvest it back into the business. 2) You might wish the company would be sold so you can realize a profit from your investment, while management might want to continue operating the business. 3) You would like to keep the compensation of managers low, while managers want to make as much as they can.

The holders of our existing Series A Preferred Stock have certain important rights. They might choose to exercise their rights in a manner adverse to your interests.

By contract, you will not be allowed to sell your SAFE without the company's consent. Even if the company allows you to sell your SAFE, there will be no market for you to sell either the SAFE itself or the securities you receive when and if the SAFE is converted, i.e., there will be no ready buyers. Plus, you are not allowed to sell your SAFE for one year by law, except in limited circumstances. Hence, you should be prepared to hold your SAFE indefinitely.

Our lawyers drafted our corporate documents, including the terms of the SAFE, and also drafted this Form C. Our lawyers do not represent you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

The landlord from our land lease recently requested an additional $50,000 in rent for 2020, and that our rent will increase by $5,000 per month from the levels reported on our financial statements. We disagree with the landlord and are currently engaged in further negotiations. It is possible that we would arrive at a compromised settlement of the landlord's claims.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our success depends on the efforts of a small management team. If any member of our team, especially our Founder and CEO, Paul Perrone, were to die, become disabled, or simply leave, the Company and its business would suffer. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Reida Jane Perrone is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$250,000**

Use of Proceeds: 60% towards execution and delivery of driverless vehicle projects (to develop scale from the deliveries and increase public relations efforts)

develop scale from the deliveries and increase public relations efforts),
13.5% towards sales & marketing (to promote and grow
sales opportunities and close sales), 10% towards operations (in support
of above), 10% towards capital fundraising (seeking a second round of
financing), 6.5% towards Wefunder fees.

If we raise: **$1,070,000**

Use of
Proceeds: 60% towards execution and delivery of driverless vehicle projects (to
develop scale from the deliveries and increase public relations efforts,
and outfit a road show vehicle), 21% towards sales & marketing (to
promote and grow sales opportunities, close sales, and add a
salesperson), 10% towards operations (in support of above), 2.5%
towards capital fundraising (seeking a second round of financing), 6.5%
towards Wefunder fees.

*INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any
intended use of proceeds, such that investors are provided with an adequate amount of information
to understand how the offering proceeds will be used. If an issuer has identified a range of possible
uses, the issuer should identify and describe each probable use and the factors the issuer may
consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess
of the target offering amount, the issuer must describe the purpose, method for allocating
oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all
potential uses of the proceeds of the offering, including any that may apply only in the case of
oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is
not responsible for any failure by you to describe a potential use of offering proceeds.*

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian.
Investments will be in book entry form. This means that the investor will not
receive a certificate representing his or her investment. Each investment will be
recorded in the books and records of our transfer agent, XX Investments LLC. XX
Investments LLC will act as custodian and hold legal title to the investments for
investors that enter into a Custodial and Voting Agreement with XX Investments
LLC and will keep track of those investors' beneficial interests in the investments.
In addition, investors' interests in the investments will be recorded in each
investor's "My Investments" screen. The investor will also be emailed again the
Investor Agreement and, if applicable, the Custodial and Voting Agreement. The
Investor Agreement and, if applicable, the Custodial and Voting Agreement will
also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the
deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been
met. If the issuer reaches the target offering amount prior to the deadline
identified in the offering materials, it may close the offering early if it provides
notice about the new offering deadline at least five business days prior to such
new offering deadline (absent a material change that would require an extension
of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour
period prior to the offering deadline, the funds will be released to the issuer upon
closing of the offering and the investor will receive securities in exchange for his
or her investment.**

**If an investor does not reconfirm his or her investment commitment after a
material change is made to the offering, the investor's investment commitment
will be cancelled and the committed funds will be returned.**

An Investor's right to cancel. An Investor may cancel his or her investment
commitment at any time until 48 hours prior to the offering deadline.

**If there is a material change to the terms of the offering or the information
provided to the Investor about the offering and/or the Company, the Investor will
be provided notice of the change and must re-confirm his or her investment
commitment within five business days of receipt of the notice. If the Investor does
not reconfirm, he or she will receive notifications disclosing that the commitment
was cancelled, the reason for the cancellation, and the refund amount that the
investor is required to receive. If a material change occurs within five business
days of the maximum number of days the offering is to remain open, the offering
will be extended to allow for a period of five business days for the investor to
reconfirm.**

**If the Investor cancels his or her investment commitment during the period when
cancellation is permissible, or does not reconfirm a commitment in the case of a
material change to the investment, or the offering does not close, all of the
Investor's funds will be returned within five business days.**

**Within five business days of cancellation of an offering by the Company, the
Company will give each investor notification of the cancellation, disclose the
reason for the cancellation, identify the refund amount the Investor will receive,
and refund the Investor's funds.**

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

In this Offering, you will purchase a Simple Agreement for Future Equity, or SAFE. To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts.

Conversion to Stock upon Equity Financing

If, following this Offering, the Company engages in an Equity Financing, then the SAFE will convert automatically to the same kind of shares of stock (common stock or preferred stock) issued in the Equity Financing. An "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells common stock or any series of preferred stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

Upon the conversion of a SAFE following an Equity Financing, an Investor will receive the number of shares calculated as follows:

Method #1: If the valuation for the Company used in the Equity Financing is not more than $59,230,000:

· Start with the purchase price of your SAFE;

· Divide that by the price per share paid by investors in the Equity Financing; and

· Divide that whole amount by 85%.

Method #2: If the valuation for the Company used in the Equity Financing is more than $59,230,000:

· Start with the purchase price of your SAFE;

· Divide that by $59,230,000; and

· Multiply that whole amount by the total number of shares of common stock deemed to be outstanding (taking into account unissued and outstanding options, preferred stock that may be converted to common stock, and similar items).

NOTE: For investors who purchase the first $100,000 of the SAFEs, the calculations above are made by substituting 80% for 85% and by substituting $50,000,000 for $59,230,000.

Liquidity Events

If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners before an Equity Financing, and thus before the conversation into stock, each Investors will be entitled to receive (if the funds are available) proceeds equal to the greater of:

· The amount he, she, or its paid for the SAFE; or

· The amount he, she, or it would receive if the SAFE were converted to shares of common stock, with the number of shares of common stock calculated as follows:

o Start with the purchase price of your SAFE;

o Divide that by $59,230,000; and

o Multiply all that by the total number of shares of common stock deemed to be outstanding (taking into account unissued and outstanding options, preferred stock that may be converted to common stock, and similar items).

If the former amount is greater than the latter amount, then the an Investor's right to receive payment is:

· Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into capital stock);

- On par with payments for other SAFEs and/or Preferred Stock (if the amount distributed is insufficient to pay everyone, it will be shared on a pro rata basis); and

- Senior to payments for Common Stock.

Irrevocable Proxy

The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

- Direct the voting (to the extent applicable) of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and

- Direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase

If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

- The purchase price of the securities, and

- The fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Investment Agreement).

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: The SAFE does not have voting rights. If an Equity Financing occurs and the SAFE is converted into common stock or preferred stock, that stock might have voting rights, but might not.
☐ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either

1. the Investor or
2. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
    1. the Purchase Amount may not be amended, waived or modified in this manner,
    2. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
    3. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

1. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Transfer of an Investor's SAFE is subject to contractual restrictions and legal restrictions. By contract, a SAFE may not be transferred with the Company's consent except (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	1,851,851	1,210,647	Yes ⌄
Common	14,351,851	10,048,350	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	2,500,000

Describe any other rights:

The Company's Series A Preferred Stock differs from its common stock in the following principal ways:

- Holders of the Series A Preferred Stock are entitled to an 8% non-cumulative dividend before any dividends are paid to the holders of the common stock.
- Holders of the Series A Preferred Stock may convert their shares into common stock at any time.
- The conversion rate will initially be 1:1, subject to customary adjustments.
- If the Company issues additional securities at a price lower than the price paid by the holders of the Series A Preferred Stock, they are entitled to receive additional shares for free (so-called anti-dilution protection).
- Upon the liquidation of the Company, holders of the Series A Preferred Stock would be entitled to receive the greater of:
  o The amount they paid for their stock, plus accrued dividends; or
  o The amount they would receive if their preferred stock were converted to common stock.

These features of the Series A Preferred Stock are built into the Company's Certificate of Incorporation. In addition, the holders of the Series A Preferred Stock have other rights granted by contract.

There are four principal contracts governing the rights of the holders of preferred stock:

- Series A Stock Purchase Agreement
- Series A Investor Rights Agreement
- Series A Voting Agreement
- Series A Right of First and Co-Sale Agreement

Copies of these documents are available from the Company upon request.

Among the rights given to the holders of the Series A Preferred Stock are the following:

- The right to have their shares "registered" with the SEC.
- The right to receive certain information from the Company.
- The right to buy any new securities offered by the Company, including the SAFEs offered in this Offering.
- The right to veto certain financial transactions, including transactions with related parties.
- The right to designate certain Directors of the Company.
- The right to participate in a sale of shares.

Any or all of these rights may be exercised by the holders of the Series A Preferred Stock in a manner that is adverse to the holders of SAFEs.

NOTE: The rights above are particular to the investors holding the Company's Series A Preferred Stock. Another series of preferred stock issued in the future, including in an Equity Financing, might not have all or any of these rights.

including in an Equity Financing, might not have all or any of these rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of common stock or preferred stock.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of our stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our stock (including both common stock and preferred stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Wells Fargo
Issue date	09/23/18
Amount	$23,965.00
Outstanding principal plus interest	$14,234.81 as of 11/22/20
Interest rate	4.9% per annum
Maturity date	09/24/23
Current with payments	Yes

Leasing of Polaris-GEM vehicle for autonomous outfitting. Monthly principal & interest: $451.15

Loan

Lender	Paul and Reida Perrone
Issue date	02/07/19
Amount	$60,000.00
Outstanding principal plus interest	$1,750.00 as of 11/22/20
Interest rate	7.0% per annum
Maturity date	02/08/20
Current with payments	Yes

Short term loan from Founder/Shareholder.

Loan

Lender	Wells Fargo
Issue date	07/01/19
Amount	$22,087.00
Outstanding principal plus interest	$15,306.67 as of 11/22/20
Interest rate	6.97% per annum
Maturity date	07/02/23
Current with payments	Yes

Leasing of Polaris-GEM vehicle for autonomous outfitting. Monthly principal & interest: $528.60

Loan

Lender	BB&T
Issue date	05/05/20
Amount	$191,364.00
Outstanding principal plus interest	$191,364.64 as of 11/22/20
Interest rate	1.0% per annum
Maturity date	05/06/22
Current with payments	Yes

Loan to be forgiven under PPP guidelines.

Loan

Lender	Community Investment Collaborative
Issue date	05/17/20
Amount	$10,000.00
Outstanding principal plus interest	$10,050.00 as of 11/22/20
Interest rate	1.0% per annum
Maturity date	01/01/24
Current with payments	Yes

Payment of principal and interest does not commence until 1/1/21.

Loan

Lender	SBA
Issue date	09/28/20

Issue date	09/28/20
Amount	$150,000.00
Outstanding principal plus interest	$150,000.00 as of 11/22/20
Interest rate	3.75% per annum
Maturity date	09/29/50
Current with payments	Yes

Installment payments, including principal and interest, of $731.00 monthly, will begin twelve (12) months from the date of the loan. The balance of principal and interest will be payable thirty (30) years from the date of the loan.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Paul and Reida Perrone
Amount Invested	$60,000.00
Transaction type	Loan
Issue date	02/07/19
Outstanding principal plus interest	$1,750.00 as of 11/22/20
Interest rate	7.0% per annum
Maturity date	02/08/20
Current with payments	Yes
Relationship	Founder & Shareholder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of

the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We provide a retrofit kit to make vehicles drive themselves in bounded zones to transport people & things.

In five years, we want to be the go-to company for technology to enable autonomous shuttles and goods transit. We also want to achieve $1B+ in revenue by 2024. As we're in a highly coveted space with extraordinary revenue potential, M&A demand that will come our way should also bring significant ROI opportunities. These projections cannot be guaranteed.

Milestones

Perrone Robotics, Inc. was originally incorporated in the State of Virginia in December 2003 and then later reincorporated in the State of Delaware in September 2016 leading up to our Series A offering.

Since our founding, we have:

- $17M+ sales history, $7T+ market

- Current customers w/1K+ units oppty

- 36K+ miles, 30+ vehicles, 5 patents (owned by Perrone Robotics, Inc.)

- CEO autonomy pioneer, DARPA Grand Challenge, SAE autonomy

- Intel Capital Series A, $29M+ value (2016)

Any projections above cannot be guaranteed.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,855,453 compared to the year ended December 31, 2018, when the Company had revenues of $3,049,430.

- *Assets.* As of December 31, 2019, the Company had total assets of $220,963, including $44,607 in cash. As of December 31, 2018, the Company had $490,787 in total assets, including $223,419 in cash.

- *Net Loss.* The Company has had net losses of $427,821 and net losses of $535,948 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $511,225 for the fiscal year ended December 31, 2019 and $384,126 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $457,416 in debt and $2,614,997 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Perrone Robotics, Inc. cash in hand is $193,545, as of November 2020. Over the last three months, revenues have averaged $81,371/month, cost of goods sold has averaged $48,619/month, and operational expenses have averaged $217,343/month. Our intent is to be profitable in 24 months.

Prior to mid 2018, the Company was pursuing integration of its MAX software platform into applications for automotive and other companies creating autonomous vehicles. It was doing this by way of integration services. In mid 2018, the Company had a product pivot to launch its current model and TONY retrofit kit product based on MAX for driverless shuttle applications operating in zones with defined boundaries. From mid 2018 through 2020, the Company won business to field autonomous vehicles with its TONY autonomous retrofit kit inside. Along the way, existing contracts pursued under the prior business model ended. The last remaining contract under this prior business model was terminated in September 2020. The Company is now fully focused on its TONY retrofit kit based products and business.

During 2018, we were still getting revenue from residual integration projects (integrating our software into automotive and other applications) that we had ongoing. We had a pivot we started in 2018 to focus on autonomous shuttles and our retrofit kit for these applications and began shifting away from the integration projects and therefore not seeking new business and winding down some existing projects. So in 2019, we had a dip in revenue from our past model was carrying forward as we began focusing business efforts on our new model. In 2020, for example, we hope (but not guarantee) to close out close to $2.9M (similar to 2018 revenue) but all focused on the business from our new model

Over the next 6 months, the Company expects revenues of $350K from existing customers, and, under the assumption of closing a Regulation A round of investment, projects another $1.4M from sales to prospective customers; $2.1M in expenses over the same period. These projections cannot be guaranteed.

We are driving toward a greater percentage of revenue being derived from licensing of software and recurring revenue from updates. Because of this, we hope (but do not guarantee) to cross a threshold of this percentage in 2023 which will make us cash flow positive.

For additional capital, we have been pursuing a Series B raise of $10M with targeted Q1-Q221 closure. Upon closure this Regulation CF offering, the Company may plan to pursue a Regulation A in lieu of Series B round with a raise of $10M in the same time period. We are also floating a SAFE note to high net worth investors targeting $500K or more in Q420-Q121.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

   ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

   iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

   ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the

Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.perronerobotics.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Perrone Robotics SAFE
- Early Bird Perrone Robotics Early Bird SAFE

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Nolan Bushnell
- Paul Perrone
- Reida Jane Perrone

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Perrone Robotics SAFE
- Early Bird Perrone Robotics Early Bird SAFE

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Nolan Bushnell
- Paul Perrone
- Reida Jane Perrone

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Perrone Robotics, Inc.

By

Paul Perrone

Founder/CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Reida J Perrone

Kelda J Perrone

Sec/Treas

12/13/2020

Nolan Bushnell

Board Member

12/13/2020

Paul Perrone

Founder/CEO

12/10/2020

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.